Russell Exchange Traded Funds Trust

Russell Equity ETF

Matter Submitted to a Vote of Shareholders – March 31, 2012 (Unaudited)

There was a Special Meeting in Lieu of an Annual Meeting of Shareholders of the Russell Exchange Traded Funds Trust (the “Investment Company”) held at One Maritime Plaza, San Francisco, CA 94111 on February 18, 2011.

THE FOLLOWING MATTERS WERE VOTED UPON AT THE MEETING

The result of each vote accompany the description of each matter

1. Approval of new investment advisory agreement between the Investment Company, on behalf of the Fund, and Russell Investment Management Company.

VOTE:

	FOR	AGAINST
One Fund	266,870	360

There was a Special Meeting in Lieu of an Annual Meeting of Shareholder of the Russell Exchange Traded Funds Trust (the “Investment Company”) held at 1301 2nd Ave, 18th Floor, Seattle, Washington 98101 on April 27, 2011.

THE FOLLOWING MATTERS WERE VOTED UPON AT THE MEETING

The result of each vote accompany the description of each matter

2. Election of Trustees

VOTE:

	FOR	% Votes Cast	WITHHOLD	% Votes Cast
James G. Polisson	384,712	99.51%	1,877	0.49%
Evelyn S. Dilsaver	385,006	99.59%	1,583	0.41%
Jane A. Freeman	385,006	99.59%	1,583	0.41%
Lee T. Kranefuss	384,712	99.51%	1,877	0.49%
Daniel O. Leemon	384,712	99.51%	1,877	0.49%
Ernest L. Schmider	384,712	99.51%	1,877	0.49%